SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2) (*)

CBL & Associates Properties, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

124830100

(CUSIP Number)

Kristine M. McGivney

Treasurer

JG Realty Investors LLC, General Partner of

Jacobs Realty Investors Limited Partnership

25425 Center Ridge Road

Cleveland, OH 44145

(440) 871-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 30, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 124830100	13D/A	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS JACOBS REALTY INVESTORS LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS NOT APPLICABLE
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D/A

Introductory Note

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to the common stock, par value $.01 per share (“Common Stock”), of CBL & Associates Properties, Inc., a Delaware corporation (the “Issuer”). Amendment No. 2 is being filed by Jacobs Realty Investors Limited Partnership (the “Reporting Person” or “JRI”) to amend and supplement the Items set forth below of the Reporting Person’s Schedule 13D filed with the Securities and Exchange Commission on August 6, 2004 (the “Initial Filing”), as amended by Amendment No. 1 filed with the Securities and Exchange Commission on August 30, 2011 (“Amendment No. 1”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Filing and in Amendment No. 1. Except as provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Initial Filing, as amended by Amendment No. 1.

Item 1.	Security and Issuer.

This statement relates to the Common Stock of the Issuer. The Issuer’s principal executive offices are located at 2030 Hamilton Place Blvd., Suite 500, CBL Center, Chattanooga, Tennessee 37421.

Item 2.	Identity and Background.

JRI is a Delaware limited partnership. JRI’s principal business is ownership of real estate and interests therein. The address of JRI’s principal business and its principal office is 25425 Center Ridge Road, Cleveland, Ohio 44145. Schedule 1 attached hereto and incorporated herein by reference sets forth certain additional information with respect to each general partner of JRI. JRI has not been convicted, during the last five years, in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of the Transaction.

This Amendment No. 2 is filed to report a disposition of JRI’s beneficial ownership in the Issuer that has occurred as a result of: (1) JRI’s withdrawal from 21 Ohio limited liability companies (the “LLCs”) through which JRI owned common units (“Common Units”) of CBL & Associates Limited Partnership, a Delaware limited partnership (the “Operating Partnership”), and its receipt of its proportionate share of the Common Units; (2) JRI’s exchange of the Common Units for shares of Common Stock of the Issuer; and (3) JRI’s subsequent disposition of all shares of the Common Stock.

Except to the extent set forth above, or in any other Item hereof, JRI does not have any present plan or proposal that relates to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) The aggregate number of shares of Common Stock of the Issuer of which JRI may be deemed to have beneficial ownership is zero (“0”).

(b) The aggregate number of shares of Common Stock of the Issuer over which JRI has sole power to vote or direct the vote is zero (“0”). The aggregate number of shares of Common Stock of the Issuer over which JRI has shared power to vote or direct the vote is zero (“0”). The aggregate number of shares of Common Stock of the Issuer of which JRI has sole power to dispose or to direct the disposition is zero (“0”). The aggregate number of shares of Common Stock of the Issuer of which JRI has shared power to dispose or to direct the disposition is zero (“0”).

(c) This report is being made because JRI has directly or indirectly been involved in the following transactions:

Effective May 1, 2012, JRI withdrew from the respective LLCs, and received its proportionate share of the Common Units that the LLCs owned in the Operating Partnership, which share of Common Units, when exchanged for Common Stock of the Issuer was equal to 9,757,100 shares of Common Stock, or approximately 6.56% of the 148,689,623 outstanding shares of Common Stock of the Issuer (as reported in the Issuer’s most recent Form 10-Q, filed on May 10, 2012).

Effective as of May 9, 2012, JRI exchanged its Common Units for 9,757,100 shares, or 6.56%, of the outstanding Common Stock of the Issuer.

As of July 30, 2012, JRI disposed of all 9,757,100 shares of Common Stock of the Issuer on the open market for an average price of $19.3997 per share. Consequently, as of July 30, 2012, JRI held zero (“0”) shares of Common Stock of the Issuer. As of the date of this report, there has been no change in the number of shares of Common Stock of the Issuer beneficially owned by JRI.

(d) No person other than JRI had the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the shares of Common Stock beneficially owned by JRI, except that, prior to JRI’s withdrawal from the LLCs referenced in subparagraph (c) above, this right and power was held by the LLCs.

(e) As of July 30, 2012, JRI ceased to be the beneficial owner of more than five percent (5%) of the outstanding shares of Common Stock of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No change.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 7, 2012	JACOBS REALTY INVESTORS LIMITED PARTNERSHIP, a Delaware limited partnership

	By:	JG REALTY INVESTORS LLC,
its General Partner

By:	/s/ Kristine M. McGivney
Name:	Kristine M. McGivney
Title:	Treasurer

SCHEDULE 1

GENERAL PARTNERS OF

JACOBS REALTY INVESTORS LIMITED PARTNERSHIP

Listed below are the names of each of the general partners of Jacobs Realty Investors Limited Partnership. Each partner’s business address is 25425 Center Ridge Road, Cleveland, Ohio 44114.

General Partners

REJ Realty LLC, a Delaware limited liability company

JG Realty Investors LLC, an Ohio limited liability company

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